UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number:

DELL FINANCIAL SERVICES 401(k) PLAN

(Full title of the Plan)

DELL INC.

(Name of issuer of the securities held pursuant to the Plan)

ONE DELL WAY
ROUND ROCK, TEXAS 78682

(Address of issuer’s principal executive offices and address of the Plan)

DELL FINANCIAL SERVICES 401(k) PLAN

INDEX

Report of Independent Auditors	2
Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2002 and 2001	3
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002	4
Notes to Financial Statements	5-9
Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	10

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator
of Dell Financial Services 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Dell Financial Services 401(k) Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

September 4, 2003

DELL FINANCIAL SERVICES 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS
Investments, at fair value:
Common stock	$4,367,561	$4,433,694
Registered investment company funds	5,901,436	4,748,430
Common/collective trust	1,180,483	641,689
Participant loans	339,499	261,693
Cash and cash equivalents	34,217	121,821

Total assets	11,823,196	10,207,327

LIABILITIES
Payable for unsettled investment transactions	27,221	93,629
Other liabilities	—	2,232

Total liabilities	27,221	95,861

Net assets available for benefits	$11,795,975	$10,111,466

The accompanying notes are an integral part of these financial statements.

DELL FINANCIAL SERVICES 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2002

2002

Additions to net assets attributed to:
Investment income:
Dividends	$126,707
Interest	23,008
Contributions:
Participants	2,292,663
Rollovers	398,469
Employer	827,467
Net depreciation in fair value of investments	(1,084,483)

Total additions	2,583,831

Deductions from net assets attributed to:
Benefits paid to participants	891,674
Administrative expenses	7,648

Total deductions	899,322

Net increase	1,684,509
Net assets available for benefits:
Beginning of year	10,111,466

End of year	$11,795,975

The accompanying notes are an integral part of these financial statements.

DELL FINANCIAL SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Dell Financial Services 401(k) Plan (the “Plan”) provides general information. Participants should refer to the summary plan description or the Plan document maintained at the corporate offices of Dell Financial Services L.P. (the “Partnership”) for further descriptions of the Plan’s provisions.

General

The Plan, which was implemented effective August 1, 1997, is a defined contribution plan covering all employees of the Partnership who are eighteen years of age or older (“Participants”). Plan assets are managed by the 401(k) Company (the “Administrator”) and held in trust by the Austin Trust Company (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant contributions

Participants self-direct their contributions and account balances among mutual fund and common stock investment options offered by the Plan. Participants may contribute up to 15% of their annual wages not to exceed certain limits as described in the Plan document. Highly compensated Participants, as defined by the Internal Revenue Code (“IRC”), are subject to more restrictive maximum annual contribution limits. Participants immediately vest in their contributions and the associated investment results.

Partnership contributions

The Partnership matches 50% of Participant contributions up to 6% of the Participant’s eligible compensation. Partnership contributions are invested in the individual funds according to the current investment allocations of the Participant. Participants vest in Partnership contributions evenly over five years based on years of continuous service or upon reaching age 65. The Partnership may also elect to make discretionary contributions. Discretionary contributions are allocated to eligible Participants who were credited with at least 1,000 hours of service during the Plan year, and who were employed on the last day of the Plan year. There were no discretionary contributions made for the year ended December 31, 2002.

Benefit payments

Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death or in the event of financial hardship. A Participant with a vested account balance will receive a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. Payment of benefits prior to termination of service may be made under certain circumstances, as defined by the Plan. A Participant may defer benefit payments until reaching the age of 70 1/2, provided his or her account balance is greater than $5,000; otherwise, the Participant shall receive a lump-sum amount equal to the value of the vested portion of his or her account upon termination.

DELL FINANCIAL SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeitures

Forfeitures by participants of unvested Partnership contributions are first used to restore amounts previously forfeited by Participants qualified for such restoration upon reemployment, then used to satisfy Plan administrative expenses and lastly, used to reduce future employer contributions. At December 31, 2002 unallocated forfeited nonvested accounts were $80,019.

Participant loans

Under the Plan, Participants may obtain loans in amounts of up to 50% of their vested account balance up to a maximum of $50,000. The loans are collateralized by the balance in the Participant’s account and bear interest at rates based on financial institution lending rates for loans of a similar nature at the time the loan is made, which ranged from 5.78% to 10.84% during 2002. The minimum loan available is $1,000. The maximum repayment period is five years. Repayments are made through payroll deductions and are reinvested in the individual funds according to the current investment allocations of the Participant. If the Participant is terminated or if the Plan terminates, the loan must be repaid, or the outstanding balance will be considered in default and reported as a distribution.

Plan termination

Although it has not expressed any intent to do so, the Partnership has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants become fully vested in Partnership contributions and the associated investment results and all benefits shall be distributed to the participants or their beneficiaries.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Use of estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that may affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

DELL FINANCIAL SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Investments

The Plan’s investments are designed to offer the Participants a wide range of investment risks and opportunities. The Plan’s investments are stated at fair value. Shares of registered investment company funds and common stocks are stated at fair value based on published market prices. The Plans interest in common/collective trust is determined periodically by the trustee, based on the current market values of the underlying assets of the fund. The Plan presents the net change in fair value of registered investment company funds and common stocks, which consists of realized gains (losses), unrealized appreciation (depreciation) and any income or capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Loans to participants are carried at the original loan principal balance, plus accrued interest, less principal repayments, which approximates fair value. Interest on participant loans is recorded when earned.

Administrative expenses

Substantially all administrative expenses of the Plan, which approximated $73,000 for the year ended December 31, 2002, are paid by the Partnership. Loan origination fees, loan maintenance fees and distribution fees are paid by Participants through deductions from the Participant’s account balance.

Contributions

Participant contributions are made by payroll deductions and are recorded in the period in which the deductions are made. Matching Partnership contributions are recorded in the same period.

Benefits

Benefits are recorded when paid to Participants.

Cash and cash equivalents

Cash and cash equivalents includes $4,924 and $110,283 in interest-bearing money market funds at December 31, 2002 and 2001, respectively.

DELL FINANCIAL SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Risks and uncertainties

The Plan provides for various investment options in common stock and shares of registered investment company funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits and changes in net assets available for benefits.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	INVESTMENTS

Investments that individually represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001 are as follows:

	2002	2001

Dell Inc. Common Stock	$4,337,009	$4,313,008
AMVESCAP National Trust Stable Value Fund	1,180,483	641,689
Davis New York Venture Fund	1,101,797	885,638
AIM Blue Chip Class A Fund	1,080,462	1,014,734
Franklin Balance Sheet Investment Class A Fund	895,785	709,595
American Funds Bond Fund of America	833,364	N/A
Franklin Small Mid-Cap Growth Fund	631,080	705,128

Due to the Plan’s concentration of investments in the common stock of Dell Inc., the Plan is exposed to risk of loss greater than it would have had through increased diversification.

During 2002 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,084,483, as follows:

Common stock	$108,024
Registered investment company funds	976,459

$1,084,483

DELL FINANCIAL SERVICES 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	TAX STATUS

The Plan obtained its latest determination letter on May 2, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RELATED PARTIES

The Plan holds investments in the common stock of Dell Inc., which holds a 70% equity interest in the Partnership. All investment transactions in these securities are made at the direction of individual Participants and are completed in the public market.

6.	SUBSEQUENT EVENTS

Effective January 1, 2003, the Plan replaced the Austin Trust Company as trustee of the Plan with Nationwide Trust Company, FSB.

Effective April 1, 2003, Participants may contribute up to 25% of their annual wages to the Plan, not to exceed certain limits as described in the Plan document.

DELL FINANCIAL SERVICES 401(k) PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of Issue	Description of Investment	Current Value

Common stock:
*Dell Inc.	161,969.000 shares
	Common stock	$4,337,009

Tyco International Ltd.	1,800.000 shares
	Common stock	30,552

Subtotal		4,367,561

Registered investment companies:

Davis New York Venture Fund	52,616.881 units
	Equity fund	1,101,797

AIM Blue Chip Class A Fund	120,857.049 units
	Equity fund	1,080,462

Franklin Balance Sheet Investment Class A Fund	24,151.650 units
	Equity and debt combination fund	895,785

American Funds Bond Fund of America	65,619.236 units
	Debt fund	833,364

Franklin Small Mid-Cap Growth Fund	28,750.789 units
	Equity and debt combination fund	631,080

American Funds EuroPacific Growth Fund	24,213.328 units
	Equity fund	556,180

Franklin Real Estate Securities Class A Fund	25,607.442 units
	Equity and debt combination fund	412,792

Putnam International Voyager Fund	18,740.980 units
	Equity fund	260,125

Templeton Developing Markets Trust Class A Fund	12,985.115 units
	Equity and debt combination fund	129,851

Subtotal		5,901,436

Common/collective trust:

AMVESCAP National Trust Stable Value Fund	1,180,482.960 units
	Fixed income fund	1,180,483

Interest-bearing cash accounts:
Alliance Capital Reserves	4,287.930 units
	Money market fund	4,288

Alliance Government Reserves	458.220 units
	Money market fund	458

Alliance Treasury Reserves	178.050 units
	Money market fund	178

Subtotal		4,924

*Participant loans	General purpose loans of various
	maturities (2003 - 2007) interest
	rates ranging from 5.78% to 10.84%	339,499

		$11,793,903

*Represents a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELL FINANCIAL SERVICES 401(k) PLAN
	By:	Benefits Administration Committee of the Dell
Financial Services 401(k) Plan

Date: December 12, 2003		By:
/s/ J. KEVIN NATER
J. Kevin Nater, Authorized Signatory

EXHIBIT INDEX

Exhibit
Number	Description
23.1+	Consent of Independent Auditors

+	Filed herewith